Exhibit 22

LIST OF SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Truist Financial Corporation (“TFC”) has guaranteed the payment of certain amounts due with respect to the securities of its subsidiary described below.

Issuer	Securities
SunTrust Preferred Capital I, a Delaware statutory trust	5.853% Fixed-to-Floating Rate Normal Preferred Purchase Securities, each representing a 1/100th interest in a share of TFC Series J Non-Cumulative Perpetual Preferred Stock (NYSE: TFC.PJ)